March 23, 2009

Mr. Konstantin Tsiryulnikov
Chief Executive Officer
Sunrise Energy Resources, Inc.
570 Seventh Avenue,
New York, NY 10018

Dear Mr. Tsiryulnikov,

In accordance with the convertible debenture agreement CD-1001 dated March 30, 2006, the convertible notes mature on March 30, 2009. In response to our recent telephone communications regarding the opportunities to restructure the notes, we regret to inform you that Millington Solutions LLC has no intention to convert the outstanding principal of $917,200 and the accrued interest of $294,421 into shares of Sunrise Energy Resources, Inc.

Furthermore, Millington Solutions LLC has no intention to extend the maturity date of CD-1001 and expects a full settlement of the outstanding principal and accrued interest in the total amount of $1,211,621 by the above maturity date.

Please note that in the event, Sunrise Energy Resources, Inc. fails to settle the above amount by the maturity date, Millington Solutions LLC reserves the right to pursue legal action to collect the above amounts.

Furthermore, in accordance with §3(a) and (c) of convertible debenture agreements CD-1001, CD-1009, CD-1011 and CD-1013, in the event of your failure to timely settle CD-1001, the principal and interest under all of the above Notes become immediately due and payable to Millington Solutions LLC. Set forth below is the schedule of principal and accrued interest under the notes as of March 30, 2009:

	Outstanding	Accrued	Total
	Principal	Interest	Outstanding
	USD	USD	USD
CD 1001	917,200	294,421	1,211,621
CD 1009	1,990,200	581,215	2,571,415
CD 1011	805,900	121,282	927,182
CD 1013	846,700	127,920	974,620
Total	4,560,000	1,124,837	5,684,837

Sincerely,

/s/ Evgeniy Kozlov
Evgeniy Kozlov
Director